

082-00913



09047222

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

| | |
|---|---|
| Ext: | 020 7695 6378 |
| Fax: | 020 7695 6378 |
| Date: | 16 October 2009 |



Dear Sir

## J Sainsbury Announces: Director/PDMR Shareholding.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 16<sup>th</sup> October 2009.

Yours sincerely

**Hazel Jarvis**
Deputy Secretary

Enc

Registered office as above
Registered number 3261722 England
A subsidiary of J Sainsbury plc

20/001004

justina.marfo

16 October 2009

J Sainsbury plc

Purchase of ordinary shares of 28 $^{4}/_{7}$ pence in J Sainsbury plc ('Shares' and the 'Company', respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under the Sainsbury's Share Purchase Plan ('SSPP').

The Company was notified on 15 October 2009 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SSPP on 15 October 2009 held through HSDL Nominees Limited – SIP (the 'Trustee'):

| Director | Number of Partnership shares purchased at 315.14 pence per share | Number of Matching Shares allocated | Total holding following notification |
|---|---|---|---|
| Justin King | 37 | 9 | 1,160,313 |
| Darren Shapland | 36 | 9 | 787,265 |
| | | | |
| Person Discharging Managerial Responsibility | | | |
| Gwyn Burr | 37 | 9 | 80,906 |
| Tim Fallowfield | 36 | 9 | 332,562 |
| Neil Sachdev | 37 | 9 | 48,575 |

The SSPP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £115 per participant per four weekly period) to purchase Shares in the market. These shares are called 'Partnership Shares'.
- At the same time the Company allocated to participants via the Trustee one share for every four Partnership Shares purchased that four weekly period. These shares are called 'Matching Shares'.